Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 16, 2015

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”) Securities Act Registration No: 333-108394 Investment Company Act Registration No: 811-21422 Fulcrum Diversified Absolute Return Fund S000050264

Dear Ms. Bentzinger:

This correspondence is being filed in response to your oral comments and suggestions of June 23, 2015, to the Trust’s Post-Effective Amendment (“PEA”) No. 65 to its registration statement.  PEA No. 65 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on May 15, 2015, for the purpose of registering a new series of the Trust: Fulcrum Diversified Absolute Return Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1. Pursuant to Release No. 33-8590 - Rulemaking for EDGAR System, please update the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site with the Fund’s exchange ticker symbols, in addition to adding them to the front cover page of each of the Prospectus and Statement of Additional Information (“SAI”).

The Trust responds by confirming that the exchange ticker symbols will be added to the front cover page of each of the Prospectus and SAI as well as to the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site as part of the next post-effective amendment filing related to the Fund.

2.           In the Fee Table, regarding “Other Expenses of the Subsidiary,” please confirm that of the pooled investment vehicles in which the Subsidiary invests, none are subsidiaries of the Subsidiary, i.e., “third level subsidiaries.”

The Trust confirms that there are no third-level subsidiaries.

3.           Regarding the Expense Example, confirm that the figures provided under the Expense Example, apply whether a shareholder redeems or holds onto shares of the Fund.

The Trust responds that the figures in the Expense Example were calculated regardless of whether a shareholder redeems or holds shares of the Fund during each period, as there are no redemption fees or contingent deferred sales loads charged by the Fund.

4.           Confirm supplementally that the Expense Example was calculated taking into account the Expense Caps for only the first year or, alternatively, revise the language to state that the Expense Caps were taken into account for two of the three years.

The Trust responds that the Expense Example was calculated taking into account Expense Caps for two of three years and will revise the language accordingly.

5.           Please define, in plain English, the term “absolute return” in first sentence of the Principal Investment Strategies of the Fund section, e.g., “the Fund seeks positive returns in both bear and bull markets.”

The Trust responds by revising the first sentence to the first paragraph of the Principal Investment Strategies of the Fund section in both Item 4 and Item 9 as follows:

In seeking to achieve its aim of long-term absolute returns, the Fund ~~will invest globally and aim to hold a diversified portfolio~~ aims to hold a diversified portfolio and achieve long-term absolute returns in all market conditions over rolling five year periods, with lower volatility than equity markets and in excess of inflation.

6.           Regarding the Fund’s investments in exchange traded funds (“ETF”), if Acquired Fund Fees and Expenses (“AFFE”) are estimated to exceed 0.01% please disclose as a separate line item in the Fee table and disclose that AFFE is based on estimates for current fiscal year as required by Form N-1A, Item 3, Instruction 3(f)(i) and 3(f)(vi).

The Trust responds by noting that AFFE is expected to be less than 0.01%.

7.           As the Fund will invest in ETFs, disclose in the Principal Risks section the risks associated with investing in ETFs and the risk of additional expenses associated with the layering of fees by investing in ETFs.

The Trust responds by noting that ETFs are not expected to exceed 5% of net assets and accordingly ETF disclosure is located in the SAI only.

8.           Disclose if the Fund may invest in junk bonds, including securities in default and if so, that principal loss is a principal risk.

The Trust responds by confirming that the Fund may invest in junk bonds but will not invest in securities in default.  The Trust notes the existing disclosure in the Principal Investment Strategies of the Fund regarding no limits with respect to credit ratings is inclusive of junk bonds:

The Fund has no limits with respect to the credit rating, maturity or duration of the fixed income securities in which it may invest.

The Trust further responds by adding principal loss language to the existing High Yield Securities Risk:

High Yield Securities Risk. Fixed income securities that are rated below investment grade (i.e., “junk bonds”) are subject to additional risk factors due to the speculative nature of these securities, such as the increased possibility of default liquidation of the security, and changes in value based on public perception of the issuer.  As with any investment, there is a risk of loss, including loss of principal.

9.           If applicable, in the Principal Investment Strategy section, disclose that fixed income securities may include floating rate and fixed rate products.

The Trust responds by adding the following sentence to the first paragraph of the Principal Investment Strategies section in both Item 4 and Item 9 as follows and by expanding the fixed income risk disclosure to include floating rate products:

Fixed income securities may include floating rate and fixed rate products.

10.           In the Principal Investment Strategy section, please disclose the specific types of swaps in which the Fund will invest.

The Trust responds by adding the following sentence to the end of the first paragraph of the Principal Investment Strategies of the Fund section in both Item 4 and Item 9 as follows:

Swaps may include, but are not limited to, currency swaps, equity index swaps, interest rate swaps and credit default index swaps.

11.           In the Principal Strategies section, please enhance the disclosure with respect to any principal investment strategies involving investments in derivatives according to guidance in the letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010).  Please expand the strategy and risk language accordingly.

After carefully reviewing the relevant disclosure in the Principal Strategies section, the Trust responds by adding additional language to the Item 9 principal investment strategy section regarding the purpose of investing in derivatives and the extent to which derivatives will be used.

12.           Regarding forward looking volatility, please confirm that this is discussed from the perspective of the Adviser and indicate over what period of time the Adviser expects volatility to be over 12 percent.

The Trust responds that forward looking volatility is from the perspective of the Adviser, and the Adviser always seeks to limit forward looking volatility to less than 12%.  On an intra-day basis, forward looking volatility may exceed 12%, but a risk reduction will be implemented such that it will be below 12% by the close of each trading day.  Therefore, the Adviser never expects volatility to be over 12% at market close.

13.           Please confirm if the Subsidiary invests in pooled investment vehicles, effectively creating a fund of funds structure, and if so, please provide what exemptive order or other relief guidance would it fall under.

The Trust responds by confirming that the Subsidiary will not invest in pooled investment vehicles, and the Trust will remove Prospectus language that states that it will.

14.           If any pooled investment vehicles are 1940 Act Section 3(c)(7) hedge funds, please disclose: (a) the risks associated with such vehicles, (b) the maximum percentage of Fund assets the Fund may invest in hedge fund investments, (c) that any investments in such vehicles should be considered illiquid.

The Trust responds that the Fund will not invest in Section 3(c)(7) pooled investment vehicles.

15.           Disclose in Principal Risks that the Adviser is a registered commodity pool operator, and as such, may have obligations and expenses that apply to the Fund using IM Guidance Update 2013-05 (August 2013) as a guide.

The Trust responds by adding the requested disclosure to the Subsidiary Risk in Items 4 and 9, Principal Risks of Investing in the Fund.

16.           As required by Form N-1A, Item 4 (b) (1) (i), disclose that loss of money is a risk of investing in the Fund.

The Trust responds by adding the following disclosure in the Item 4 Principal Risks of Investing in the Fund and Item 9 Related Risks:

Losing all or a portion of your investment is a risk of investing in the Fund. The following risks could affect the value of your investment:

17.           Revise the language to tie together the Fund’s objective of seeking absolute returns with the use of alternative strategies.  Alternatively, define alternative strategies in a manner that corresponds to the Fund’s principal objective.

The Trust will revise the language to explain that absolute returns are better achieved through enhanced diversification of its investments across asset classes which includes primarily, the use of derivatives.  The Trust has deleted the term “alternative strategy risk” from Items 4 and 9, as it has been determined that it no longer applies.

18.           If true, disclose in Principal Risks that the Fund is expected to have high portfolio turnover and provide the accompanying risk of higher expenses and tax inefficiencies.

The Trust responds that the Fund does not expect to have high portfolio turnover and therefore, such disclosure is not necessary.

19.           Expand Fixed Income Securities Risk language to include the sensitivity to changes in credit ratings and potential default.

The Trust will add language to include sensitivity to changes in credit ratings and potential default.

Fixed-Income Securities Risk.  The risks of investing in debt or fixed-income securities include (without limitation): (i) credit risk, i.e., the risk that the issuer or obligor will not make timely payments of principal and interest; (ii) maturity risk; i.e., a debt security with a longer maturity may fluctuate in value more than one with a shorter maturity; (iii) market risk; i.e., low demand for debt securities may negatively impact their price; (iv) interest rate risk; i.e., when interest rates go up, the value of a debt security goes down, and when interest rates go down, the value of a debt security goes up; (v) selection risk; i.e., the securities selected by the portfolio managers may underperform the market or other securities selected by other funds; ~~and~~ (vi) call risk; i.e., during a period of falling interest rates, the issuer may redeem a security by repaying it early, which may reduce the Fund’s income, if the proceeds are reinvested at lower interest rates; and (vii) credit ratings sensitivity risk; i.e., the value of your investment in the Fund may change in response to changes in the credit ratings of debt securities in the Fund’s portfolio.  In addition, an issuer of a fixed income security may fail to pay all or a portion of the payment of principal and/or interest on a security.

20.           Consider changing the Portfolio Manager reference to Investment Committee member(s) in order to be consistent throughout the document.

The Trust responds by revising all instances of Portfolio Manager to Investment Committee member.

21.           Define “ADR.”

The Trust responds by defining ADR the first time it is referenced in the prospectus.

22.           Disclose in the Principal Investment Strategies that the Fund may invest in Interest Rate Swaps as Interest Rate Swap Risk is listed in the Principal Risks of the Fund.

The Trust responds by referring the Staff to the response to Comment 10 above.

23.           Disclose in Item 4, the Principal Investment Objective of the Subsidiary as Subsidiary Risk is listed in Principal Risks.

The Trust responds by modifying the third paragraph of the Principal Investment Strategies of the Fund section in both Item 4 and Item 9 as follows:

The Fund may also invest up to 25% of its assets in a subsidiary that is invested in derivative instruments (the “Subsidiary”), which is wholly-owned by the Fund and is organized under the laws of the Cayman Islands.  The Subsidiary pursues the same investment objectives as the Fund.

24.           Confirm supplementally that all of the principal investment strategies and risks of the Subsidiary are disclosed as risks of the Fund.

The Trust responds by confirming supplementally that all of the principal investment strategies and risks of the Subsidiary are disclosed as risks of the Fund.

25.           As required by Form N-1A, Item 5 (b), provide the title of each Investment Committee member.

The Trust responds by adding the title of each Investment Committee member as follows:

Gavyn Davies, Chairman; Andrew Stevens, Chief Executive; Suhail Shaikh, Chief Investment Officer; Andrew Bevan, Fixed Income Strategist.

26.           As required by Item 9(a) of Form N-1A, disclose whether the Fund’s investment objective is fundamental or if it may be changed without shareholder approval.

The Trust responds by adding the following disclosure to Item 9:

The Fund’s objective is not fundamental, and it may be changed without shareholder approval.

27.           The discussion of principal investment strategies in Item 9 is duplicative of Item 4 which per IM Guidance Update 2014-08 (June 2014) may indicate the Fund has not provided a summary.  Please revise and enhance Item 9. In addition, disclose if applicable as required by Item 9 (b), Instruction 6, if the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies.

The Trust responds by summarizing Item 4 disclosure as well as adding disclosure to Item 9 including the following immediately after Volatility Risk:

In response to adverse market, economic, political or other conditions, the Fund may assume a temporary defensive position and invest, without limitation, in high quality fixed-income securities, money market instruments, and money market mutual funds, cash or prime quality cash equivalents, in such amounts as the Adviser deems appropriate under the circumstances, including when the Adviser believes the Fund needs to retain cash.  During such times, the Fund may not achieve its investment objectives.  Money market instruments or short-term debt securities held by the Fund for cash management or defensive investing purposes can fluctuate in value.

28.           Under the Fixed-Income Securities Risk, provide an example of how an increase of 1% affects the Fund’s value at a given duration.

The Fund invests in multiple asset classes, some of which may have sensitivity to interest rate changes.  Using the present exposure of the strategy, an increase of 1% in interest rates would result in a loss of approximately 0.5%, with all other risk factors remaining unchanged.  There is no explicit limit on interest rate exposures, but they would be indirectly limited by the ex-ante volatility range.  A typical range of durations of the Fund is between -2 and +4 years.  An increase of interest rates of 1%, given these durations, would result in a gain of 2% and a loss of 4%, respectively.

29.           Under Management of the Fund, it states that the Fund pays the Adviser a monthly management fee that is calculated at an annual rate of 0.90% of the Fund’s average daily net assets, yet Footnote 3 to the Fee Table states that the Management Fee is waived.  Please reconcile the statements.

The Trust responds by adding the following disclosure to the language under Management of the Fund:

The Adviser has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary.  This undertaking will continue in effect for so long as the Fund invests in the Subsidiary and may be terminated only with the approval of the Board.

30.           Disclose that the Adviser in its capacity as investment adviser to the Subsidiary will comply with Section 15(c) of the 1940 Act and in its capacity as Adviser to the Fund, will comply with Section 2(a)(20) of the 1940 Act.  In addition, confirm that the Adviser to the Subsidiary is also Adviser to the Fund.

The Trust confirms that the Adviser to the Subsidiary is also Adviser to the Fund and that the Adviser, as investment adviser to the Fund, will comply with Section 2(a)(20) of the 1940 Act (as well as Section 15(c) of the 1940 Act).

There is a separate investment advisory agreement between the Subsidiary and the Adviser approved by the Board of the Subsidiary, not of the Trust.  As such, the Trust is not a party to that investment advisory agreement, and because the Subsidiary is not an investment company under the 1940 Act, it is not required to comply with Section 15(c) of the 1940 Act.

31.           Under the section “The Adviser’s Prior Performance”, disclose whether, other than the UCITS Fund, any other investment funds advised by the Adviser have investment strategies substantially similar to the Fund.

There are no other investment funds advised by the Adviser, that are marketed into the U.S., that have investment strategies that are substantially similar to the Fund.

32.           Under the section “The Adviser’s Prior Performance,” please disclose what independent auditing firm conducted the audit of the UCITS Fund, the type of audit that was conducted, and file an auditor’s consent as an Exhibit.

The Trust responds by removing the following disclosure statement: The UCITS Fund is subject to UK GAAP Standards and is subject to audit.

33.           Under the section “The Adviser’s Prior Performance,” please disclose in Plain English what is meant by “fully hedged basis.”

The Trust responds by revising the sentence as follows:

The performance information below was originally calculated in U.K. sterling and has been converted to U.S. dollars ~~on a fully hedged basis~~.

34.           If true, disclose that the fees and expenses of the UCITS Fund are lower than the Fund and if the use of an expense structure identical to the Fund’s would have lowered the UCITS Fund’s performance results.

The Trust responds by stating that the total expenses of the UCITS Fund are not lower than the Fund, and the use of an identical expense structure to the Fund’s would have improved the UCITS Fund’s performance results.

35.           In the third paragraph under “The Adviser’s Prior Performance,” to avoid investor confusion, replace “these accounts” with “UCITS accounts.”

The Trust responds by revising the language to “the UCITS Fund.”

36.           Disclose the methodology that was used to calculate the UCITS Fund’s performance information and disclose, if applicable, that the methodology used differs from SEC required methodology.

The Trust responds that it will disclose that the methodology used to calculate the UCITS Fund’s performance information differs from the SEC required methodology.  The performance returns are easily demonstrable and are calculated by an independent third party administrator.  To calculate the U.S. dollar equivalent performance, the Adviser converts the daily UK sterling-based NAV to U.S. dollars using each day’s prevailing exchange rate.

37.           Referring to the UCITS Fund’s performance table, please explain supplementally the appropriateness of using LIBOR as the index.  Disclose in the UCITS Fund’s performance table that the LIBOR rate is annualized.

The Trust responds supplementally that LIBOR is the most appropriate index for the UCITS Fund.  As a UK-based investment adviser investing a global absolute return strategy, a cash benchmark provides investors a more accurate indication of relative performance.  Therefore, LIBOR provides a reliable indication of the underlying cash rates and a sensible measure of cash returns.  Disclosure will be added to the UCITS Fund’s performance table that the LIBOR rate is annualized.

38.           In the UCITS performance table, consider removing the columns “% of Total Firms Assets” and “Total Firm Assets under Management (in millions) as of 12/31/2014”.  If the columns remain, disclose whether assets are as of year-end.

The Trust responds by removing these two columns.

39.           Confirm supplementally that the Adviser will maintain the necessary books and records for the Subsidiary to support the performance information as required by Rule 204-2(a)(1)(6) of the Investment Advisers Act of 1940 (the “Advisers Act”).

The Trust responds supplementally that the Adviser will maintain the necessary books and records for the Subsidiary to support the performance information, as required by Rule 204-2(a)(1)(6) of the Advisers Act.

40.           In the section “How to buy shares,” regarding the sentence “The Fund reserves the right to reject any purchase order,” please disclose the maximum amount of time the Fund would take to reject a purchase order.

The Trust responds by adding the following language:

If the Fund were to reject a purchase order, notification would likely occur no later than the next business day after receipt of the order.

41.           In the section “How to buy shares,” regarding the sentence “Therefore, a deposit in the mail or with such services, or receipt at U.S. Bancorp Fund Services, LLC’s post office box, of purchase orders or redemption requests does not constitute receipt by the Transfer Agent,” please disclose what does constitute receipt by the transfer agent.

The Trust responds by adding the following language:

Receipt constitutes physical possession of the purchase order or redemption request by the transfer agent.

42.           In the section “How to sell shares,” regarding the sentence “A wire fee of $15 will be deducted from your redemption proceeds for complete and share certain redemptions,” please clarify the meaning of “share certain.”

The Trust responds by revising the language as follows:

A wire fee of $15 will be deducted from your redemption proceeds ~~for complete redemptions and share certain redemptions~~.

43.           In the section “Redemptions In-Kind,” please disclose that shareholders will also bear the risk of not being able to sell shares.

The Trust responds by stating not being able to sell shares is a market risk.  The disclosure states:

If the Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash and will bear any market risks associated with such securities until they are converted into cash.

44.           In the section “More about Institutional Class Shares,” remove the last sentence, first paragraph regarding NAV in order to avoid investor confusion.  In addition, disclose if the minimum initial investment of $1,000,000 is waived for those in group numbers 2 and 3.

The Trust responds by removing the last sentence of the first paragraph. The Trust will disclose that the minimum is waived for groups two and three.

Statement of Additional Information

45.           In the section “Investment in the Subsidiary,” please reconcile the statement that the Subsidiary will invest primarily in commodity index swaps instruments, with the statement in the Prospectus which states that the Subsidiary will invest primarily in commodity futures and options.

The Trust responds that the Subsidiary will invest in commodity futures and options and other commodity-linked derivative instruments.  The appropriate changes have been made to both documents.

46.           If applicable, please disclose in the Prospectus that as part of the Fund’s principal investment strategy, it invests in structured notes.

It is not expected that the Fund will hold more than 5% of its assets in structured notes, and therefore, Prospectus disclosure is unnecessary.

47.           In the section “Interest Rate and Total Return Swap Agreements” please disclose that assets must be segregated using as guidance Investment Company Act Release No. 10666 (Apr. 18, 1979) and Investment Company Act Release No. 29776 (Aug. 31, 2011).

The Trust confirms that the Fund will set aside an appropriate amount of segregated assets when it engages in total return swaps.

48.           In the section “Additional Information about Fundamental Investment Policies,” the paragraph relating to concentration policy, please note the Fund and the Adviser may not ignore the concentration rule regarding investments in affiliated investment companies.  Please add disclosure about considering concentration limits when investing in any affiliated investment companies.

The Trust responds that it will consider its investment in affiliated investment companies, if any, when determining compliance with its concentration policy.

49.           In Non-Fundamental Investment Policies Number 2, disclose that the 15% limitation on illiquid securities is not limited to the time of investment.

The Trust responds by noting that the requested disclosure is already included in the SAI.

50.           As required under Form N-1A, Item 16(d), disclose the types of investments that a Fund may make while assuming a temporary defensive position.

The Trust responds that the requested disclosure will be included on page 16 of the SAI.  Disclosure has been added to reflect the investments used for temporary defensive purposes as discussed in response to Comment 27 above.

51.           As required under Form N-1A, Item 17(b)(2)(iii), disclose the number of committee meetings held during last fiscal year.

The Trust responds by adding the following disclosure to each paragraph describing the respective committee:

As the Fund is newly organized, each committee of the Trust has not met in regards to the Fund.

52.           As required under Form N-1A, Item 17(b)(4), state the dollar range of equity securities in the Fund owned by each Trustee.

The Trust responds by referring the Staff to the section “Trustee Ownership of Fund Shares and Other Interests” on Page 27 which discloses:

No Trustee owned shares of the Fund as of the calendar year ended December 31, 2014, which is prior to the inception date of the Fund.

53.           Please identify the Subsidiary’s custodian.

The Trust responds that U.S. Bank NA will be the Subsidiary’s custodian and has added disclosure to this effect.

Part C

54.           Please file the Advisory Agreement between the Adviser and the Subsidiary.

The Trust responds that the Trust will file the Advisory Agreement between the Adviser and the Subsidiary.

55.           Please confirm supplementally that the Subsidiary’s Board of Trustees will agree to an inspection of its books and records.

The Trust responds that the Subsidiary’s Board of Trustees agrees to an inspection of its books and records.

Signature Page

56.           Please consider including who is signing as Principal Accounting Officer of the Trust.

The Trust notes that it does not use the title “Principal Accounting Officer” and that the officer serving as the Trust’s Treasurer and Principal Financial Officer fulfills that role.

Additional Comments on the Subsidiary

57.           Disclose that the Fund complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

The Fund responds that it tests compliance with the provisions of Sections 8 and 18 of the 1940 Act governing investment policies, capital structure and leverage on a consolidated basis.

58.           Disclose that the Subsidiary complies with Section 17 of the 1940 Act regarding affiliated transactions.

The Subsidiary will comply with Section 17 of the 1940 Act relating to affiliated transactions.

59.           Confirm that the Subsidiary will designate an agent for service of process.

The Trust confirms that the Subsidiary will designate an agent for service of process.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 626-914-7220.

Sincerely,

/s/ Eric W. Pinciss

Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios